# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anheuser-Busch InBev SA/NV, CIK 0001668717
CUSIP: 03524A108
Title of class of securities: Ordinary Shares, without nominal value
Address of issuer's principal executive offices: Brouwerijplein 1, 3000 Leuven, Belgium (C9), 0
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0001193125-24-230346
Filed by CIK 764180
Persons authorized to receive notices and communications: W. Hildebrandt Surgner, Jr., 6601 West Broad Street, Richmond, Virginia (VA), 23230, (804) 274-2200; Andrew J. Nussbaum, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1000; Zachary S. Podolsky, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1000

## Reporting persons
- Altria Group, Inc. (CIK 0000764180): type of reporting person: corporation (CO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,020,598,157; sole dispositive power 159,121,937; shared dispositive power 0; aggregate amount beneficially owned 1,020,598,157 (51.9% of the class)
  Comment: Anheuser-Busch InBev SA/NV (the "Issuer") has two classes of shares outstanding - restricted shares without nominal value ("Restricted Shares") and ordinary shares without nominal value ("Ordinary Shares," and together with the Restricted Shares, "Voting Shares"). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares are convertible into Ordinary Shares at the option of the holder thereof.
  
  The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 34,006,520 Ordinary Shares and 125,115,417 Restricted Shares beneficially owned by Altria Group, Inc. ("Altria") with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 861,476,220 Voting Shares, consisting of 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares held by Bevco Lux S.a.r.l, formerly known as BEVCO Ltd. ("BEVCO") and 758,613,502 Ordinary Shares held by Stichting Anheuser-Busch InBev (the "Stichting") and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the "Voting Agreement") among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.
  
  The calculation of percentage ownership reported in Row 13 of the cover page to this Schedule 13D is based on a total of 1,965,328,900 Ordinary Shares deemed to be outstanding as of January 31, 2025, which is calculated based upon the sum (i) 1,743,350,765 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, without nominal value
Name of issuer: Anheuser-Busch InBev SA/NV
Address of issuer's principal executive offices: Brouwerijplein 1, To Come, 3000 Leuven, Belgium (C9), 0
Comment: This Amendment No. 7 is being filed by Altria Group, Inc. ("Altria") in order to amend and supplement certain of the information set forth in the Schedule 13D (as so amended, the "Schedule 13D") originally filed by Altria on October 21, 2016, and amended by Amendment No. 1 thereto filed on June 16, 2021, by Amendment No. 2 thereto filed on November 3, 2021, by Amendment No. 3 thereto filed on March 14, 2024, by Amendment No. 4 thereon filed on March 20, 2024, by Amendment No. 5 thereon filed on June 21, 2024 and by Amendment No. 6 thereon filed on October 1, 2024, with respect to the ordinary shares without nominal value ("Ordinary Shares") of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a societe anonyme/naamloze vennootschap under Belgian law (the "Issuer"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address: Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A, which is attached hereto as Exhibit 1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The information set forth within Item 5 of the Schedule 13D is hereby supplemented as follows: Prior to joining Altria's Board of Directors on February 3, 2025, Richard S. Stoddart sold three Ordinary Shares beneficially owned by him on December 26, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under the caption "Terms of Restricted Shares-Governance Rights" within Item 6 of the Scehdule 13D is hereby amended and restated as follows:

So long as the holders of Restricted Shares (together with their affiliates, successors and successors' affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

- more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders' meeting of the Issuer upon proposal by the holders of the Restricted Shares;
- more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders' meeting of the Issuer upon proposal by the holders of the Restricted Shares; and
- more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders' meeting of the Issuer upon proposal by the holders of the Restricted Shares.

In accordance with the Articles of Association, the percentage of Voting Shares necessary for the appointment of directors is determined 120 days before the Issuer's annual shareholders' meeting. For purposes of the calculations set forth above, the denominator is determined in accordance with the Articles of Association, which excludes certain shares which have been disposed of by the Issuer from the treasury shares the Issuer held at the completion of the combination with SABMiller.

As of December 31, 2024, the holders of Restricted Shares, including their respective ownership of Ordinary Shares, owned approximately 13.64% of the issued and outstanding Voting Shares included in the calculations set forth above. The foregoing percentage, using the denominator determined per the above, is based on a total of 1,921,164,955 Voting Shares. Based on these calculation provisions and the provisions on the appointment of directors in the Articles of Association, and as a result of the Voting Agreement (as described below), Altria's percentage ownership of Voting Shares of the Issuer provides it with the effective ability to select two directors for appointment to the Issuer's Board of Directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Directors and Executive Officers

## Signatures
- Altria Group, Inc.: /s/ Steven D'Ambrosia, Steven D'Ambrosia, Vice President and Controller (02/07/2025)